Exhibit 99.1

Medigus: Polyrizon’s innovative proprietary technology found effective against coronavirus in a pre-clinical study

Polyrizon’s formulations demonstrated high efficacy by preventing coronavirus from interacting with epithelial host cells and by inhibiting cells' death

OMER, Israel, July 23, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd., a privately held company (which Medigus owns 33.24% of its share capital) engaged in developing highly differentiated biological gels for the purpose of protecting patients against biological threats and external pathogens, reported pre-clinical data from its previously announced pre-clinical study showing that its proprietary technology has the potential to reduce the risk of an infection with Human coronavirus and may also prevent COVID-19. Polyrizon develops an innovative technology, designed to safely prevent allergens and virus intrusion through the upper airways and eye cavities. Polyrizon’s technology is comprised of a bio-gel that is applied topically, and can be formulated both for wet and dry administration.

Polyrizon’s cell-culture study was conducted in Israel and lasted one month. The trial tested a number of different formulations of its highly differentiae biological gel comparing to controlled groups for protection against coronavirus, and screening several new formulations designed to prevent coronavirus from effecting epithelial cells.

Data from Polyrizon’s cell-culture study confirms that its innovative product works in a dose-dependent manner to effectively reduce the infection of cells from the human coronavirus 229E, a species of coronavirus which infects humans and associated with a range of respiratory symptoms, ranging from the common cold to high-morbidity outcomes such as pneumonia and bronchiolitis.

Polyrizon tested a few prototypes of its lead platform against Covid-19 viruses. In these studies, the products demonstrated high efficacy over the controlled groups by preventing coronavirus from effecting epithelial host cells and by inhibiting cells' death. In addition, the product shows a very good safety profile in a cell toxicity studies, together with broad spectrum activity against different viruses and other biological threats.

These pre-clinical data highlight the effect that Polyrizon’s product can provide against SARS-CoV-2 and a variety of different respiratory viruses such as cold and flu.

Polyrizon is planning clinical trials for its products subject to receipt of regulatory approvals. The first efficacy results are currently expected within the next 12 months.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit http://www.medigus.com/investor-relations.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the timing of future clinical results and Polyrizon’s formulations as there is no assurance on whether future trials’ results and Polyrizon’s regulatory process and pathway will be successful. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Polyrizon are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com